CONVERTIBLE PROMISSORY NOTE

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

For value received **THRIVING DESIGN PBC**, a Colorado public benefit corporation (the "**Company**"), promises to pay to [ENTITY NAME] or his/her assigns (the "**Holder**") the principal sum of $[AMOUNT] together with accrued and unpaid interest thereon, each due and payable on or by 18 months after Date of Note (the "**Maturity Date**"), pursuant to the terms of this Convertible Promissory Note (the "**Agreement**").

Background. The undersigned Holder understands that the Company is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and nonaccredited investors up to $250,000 of its convertible promissory notes (each a "**Note**" and, collectively, the "**Notes**") The minimum amount or target amount to be raised in the Offering is $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $250,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Notes on a basis to be determined by the Company's management. The Company is offering the Notes to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

1. **BASIC TERMS**.

    1.1. **Payments**. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

1.2. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of the Holder.

1.3. Interest. The Company shall pay simple interest rate of 7.0% per annum on the outstanding principal amount of the Note. Interest will accrue starting on the date of the Note first set forth above and continuing until the Note is paid in full or converted. Interest will be due and payable on the Maturity Date and will be calculated on the basis of a 365-day year for the actual number of days elapsed.

1.4. No Series. This Note is not being issued as part of a series nor is there a separate convertible promissory note purchase agreement. All the terms of the Note are contained in this Note.

1.5. Subscription. Subject to the terms of this Note and the Form C and related Offering Statement, the Holder hereby subscribes to purchase the Note in the Principal Amount indicated above and shall pay the Principal Amount in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Note is countersigned on the Company's behalf. No investor may subscribe for a Note in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

1.6. Closing.

    a. <u>Closing</u>. Subject to this Section 1.6(a), the closing of the sale and purchase of the Note pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

    b. <u>Closing Conditions</u>. The Closing is conditioned upon the satisfaction of all the following conditions:

        i. Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Notes in an aggregate investment amount of at least the Target Offering Amount;

        ii. At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Notes having an aggregate investment amount of at least the Target Offering Amount;; and

        iii. The representations and warranties of the Company contained in Section 3.1 hereof and of the undersigned Holder contained in Section 3.2 hereof shall be true and correct as of the Closing in all respects with the same effect as through such representations and warranties had been made as of the Closing.

1.7. Termination of the Offering; Other Offerings. The Holder understands that the Company may terminate the Offering at any time. The Holder further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. CONVERSION AND REPAYMENT.

2.1. Conversion upon a Qualified Financing. If the Company issues and sells shares of its equity securities to outside investors in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes while this Note remains outstanding (a "**Qualified Financing**"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into the same equity securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for the equity securities by the investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $4,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes). The equity securities issued pursuant to the conversion of this Note will have the same terms and conditions applicable to the equity securities sold in the Qualified Financing.

2.2. Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any accrued, but unpaid interest. For purposes of this Note, a "***Change of Control***" means (i) a consolidation or merger of the Company with or into any other corporation, entity, or person, or any other corporate reorganization (ii) any transaction or series of related transactions to which the Company is a party that result in more than 50% of the Company's voting power being transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property. For purposes of this Note, Change of Control does not include (i) any transaction or series of transactions entered into for bona fide equity financing purposes in which the Company or any successor of the Company receives cash, (ii) any transaction or series of transactions entered into for bona fide equity financing purposes in which indebtedness of the Company is cancelled or converted, (iii) any transaction or series of transactions entered into for bona fide equity financing purposes in which the Company or any successor company receives cash and indebtedness of the Company is cancelled or converted, or (iv) any consolidation, merger, or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger, or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger, or reorganization.

The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with the Change of Control.

2.3. Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

2.4. Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. REPRESENTATIONS AND WARRANTIES.

3.1. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

3.1.1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "**Material Adverse Effect**").

3.1.2. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "**Board**") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

3.1.3. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "**Conversion Securities**"), when issued in compliance with the provisions of this Note and the Form C, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

3.1.4. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

3.1.5. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

3.1.6. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

3.1.7. The Company has exercised reasonable care to determine whether any Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 503 under the Act ("**Disqualification Events**"). To the Company's knowledge, no Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 503 under the Act. For purposes of this Note, "**Covered Persons**" are those persons specified in Rule 503 under the Act.

3.1.8. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and the Conversion Securities (collectively, the "**Securities**") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

3.1.9. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family, or household purpose.

3.2. Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

3.2.1. The Holder understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Holder can bear the economic risk of this investment and can afford a complete loss thereof; the Holder has sufficient liquid assets to pay the full purchase price for the Note; and the Holder has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Holder's investment in the Company.

3.2.2. The Holder acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Holder by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Note.

3.2.3. Including the amount set forth on the signature page hereto, in the past 12-month period, the Holder has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

3.2.4. The Holder has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Holder has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Note.

3.2.5. The Holder confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Holder in deciding to invest in the Note. The Holder acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Note for purposes of determining the Holder's authority or suitability to invest in the Note.

3.2.6. The Holder is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Holder has had access to such information concerning the Company and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

3.2.7. The Holder understands that, unless the Holder notifies the Company in writing to the contrary at or before the Closing, each of the Holder's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Holder.

3.2.8. The Holder acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Note, without interest thereon, to the Holder.

3.2.9. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

3.2.10. The Holder has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

3.2.11. The Holder confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Note or (ii) made any representation to the Holder regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Holder is not relying on the advice or recommendations of the Company and the Holder has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Note is suitable and appropriate for the Holder.

3.2.12. The Holder has such knowledge, skill and experience in business, financial and investment matters that the Holder is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Holder's own professional advisors, to the extent that the Holder has deemed appropriate, the Holder has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Agreement. The Holder has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Holder is able to bear the risks associated with an investment in the Note and its authority to invest in the Note.

3.2.13. The Holder is acquiring the Note solely for the Holder's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Holder understands that the Note has not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Holder and of the other representations made by the Holder in this Agreement. The Holder understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Holder to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

3.2.14. The Holder understands that the Note is restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the SEC provide in substance that the undersigned may dispose of the Note only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Notes, or to take action so as to permit sales pursuant to the Act. Even if and when the Notes become freely transferable, a secondary market in the Notes may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Note for an indefinite period of time.

3.2.15. The Holder agrees that the Holder will not sell, assign, pledge, give, transfer or otherwise dispose of the Note or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

3.2.16. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. The Holder's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Holder's jurisdiction.

3.2.17. HIGH RISK INVESTMENT. **THE HOLDER UNDERSTANDS THAT AN INVESTMENT IN THE NOTE INVOLVES A HIGH DEGREE OF RISK**. The Holder acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Holder are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Holder has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

3.2.18. No "Bad Actor" Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event as described in Rule 503 under the Act. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

3.2.19. Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

3.2.20. Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. EVENTS OF DEFAULT.

If there is an Event of Default (as defined below), then, at the option and upon of the Holder and upon written notice to the Company (which election and notice will not be required in the case of an Event of Default under Sections 4.1 or 4.2 below), this Note will accelerate and all principal and unpaid accrued interest will become due and payable. The occurrence of any one or more of the following shall constitute an "**Event of Default**":

4.1. The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

4.2. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

4.3. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

4.4. In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

5. MISCELLANEOUS PROVISIONS.

5.1. Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

5.2. Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

5.3. Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

5.4. Market Standoff. To the extent requested by the Company or an underwriter of securities of the Company, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "*IPO*") filed under the Act. For purposes of this paragraph, "*Company*" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

5.5. Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

5.6. Legend. The certificates, book entry or other form of notation representing the Note sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Note was issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

5.7. Governing Law. This Note shall be governed by and construed under the laws of the State of Colorado, as applied to agreements among Colorado residents, made and to be performed entirely within the State of Colorado, without giving effect to conflicts of laws principles.

5.8. Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

5.9. Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.10. Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

5.11. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto.

5.12. Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

5.13. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

5.14.   **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

5.15.   **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

5.16.   **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "**Senior Indebtedness**" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

5.17.   **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]_____.

Investment Amount: $[AMOUNT]_____

COMPANY:

Thriving Design, PBC_____

Founder Signature
_____

Name: __[FOUNDER NAME]_____

Title: __[FOUNDER TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]_____

Investor Signature

By: _____

By:_____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited